Mail Stop 4628

                                                           September 6, 2018


Christopher Williams
Chief Executive Officer
CW Petroleum Corp
23501 Cinco Ranch Blvd., Ste H120 - #325
Katy, TX 77494

       Re:    CW Petroleum Corp
              Amendment No. 3 to Offering Statement on Form 1-A
              Filed September 4, 2018
              File No. 024-10846

Dear Mr. Williams:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A/A3 Filed September 4, 2018

Financial Statements, page 35

1. We note that you have omitted various amounts from multiple lines in your Balance
       Sheets and Statements of Operations and that summations within those statements are thereby no longer accurate, and certain narratives within MD&A are no longer
 Christopher Williams
CW Petroleum Corp
September 6, 2018
Page 2


       consistent with your financial presentation. Please revise your financial statements and any related summations and narratives to resolve all errors and inconsistencies.

2. Please obtain and file an updated consent from your auditors, once all necessary corrections have been made to your financial statement presentation.

Closing Comments

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl
Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A.
Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg,
Special Counsel, at (202) 551-3707 with any other questions.

                                                            Sincerely,

                                                            /s/ Karl Hiller for

                                                            John Reynolds
                                                            Assistant Director
                                                            Office of Natural
Resources



cc:    Morgan E. Petitti, Esq.